Secured Digital Applications, Inc.
                             Park 80 West, Plaza One
                             Saddle Brook, NJ 07663
                        (201) 843-0222 (201) 843-0931 fax
                               www.digitalapps.net


                                                              June 14, 2006




United States Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:    Secured Digital Applications, Inc.
       Registration Statement on Form S-3
       Filed September 9, 2005
       File No. 333-128200

Dear Sir/Madam:

     Secured Digital Applications, Inc. requests that its Form RW filed with the SEC on June 9, 2006 (accession number: 0001013762-06-001206) be withdrawn, as it fails to contain to conform to the requirement of Rule 477(c) that such a request contain a statement of the issuer that no securities were sold in connection with the offering. The company intends to refile a Form RW request containing the applicable information.

     Please contact the Company's outside counsel, Jay R. McDaniel, at (201) 845-3392 if you have any questions regarding this request for withdrawal.



Yours sincerely



/s/ Patrick S.H. Lim
--------------------
Patrick S.H. Lim
Chairman & CEO